82-3277



TESCO PLC

TESCO HOUSE, DELAMARE ROAD, CHESHUNT, HERTS. EN8 9SL
Telephone: 01992 632222 Ext.

Office of International Corporate Finance
Securities & Exchange Commission
Room 3628
100F Street North East
Washington DC
20549
USA





06010076

Share Schemes Team
Tesco plc
Tesco House
Delamare Road
Cheshunt
Hertfordshire
EN8 9SL
United Kingdom

Ref. GLH/SCRIP09.12.05

20 December 2005

Dear Sirs,

Please find attached a copy of the announcement made to the London Stock Exchange today, in respect of the Scrip dividend shares allocated on shareholdings belonging to directors of Tesco plc and any connected persons.

If you have any queries please contact me on 00 44 1992 644797.

Yours faithfully,

Gabbi Hatton
Share Schemes Manager
Tesco plc

dw 1/5



Tesco PLC
21 December 2005

SCRIP DIVIDEND SHARES

Tesco PLC

DIRECTORS' SHAREHOLDINGS

Amendment to the announcement originally released at 16:14 on 20 December 2005 (RNS Number 9849V)

The entitlements of T P Leahy and T J R Mason have been amended.

Tesco PLC has today been notified that on Friday 9th December 2005, the Directors below became entitled to Ordinary shares of 5p each in the Company a price of 311.05p per share, under the Scrip Dividend Scheme:

Director	No of Shares
R W P Brasher	2,004
P A Clarke	12,383
A T Higginson	13,768
T P Leahy	30,037
(including 223 Scrip dividend shares paid on holdings of connected persons)	
T J R Mason	14,239
(including 600 Scrip dividend shares paid on holdings of connected persons)	
R F Chase	417
D T Potts	14,754
H Einsmann	771

Enquiries: J Lloyd
Deputy Secretary
Tesco PLC
Tel: 01992 632222



Tesco PLC
21 December 2005

Tesco PLC

ESOP - ORDINARY SHARE PURCHASE

Tesco PLC was notified on 21 December that Hill Samuel Offshore Trustees Lir
purchased Ordinary Shares of 5p each in the Company as shown below:

Date	No of Shares	Price (Pence)
20 December 2005	1,200,000	327.40p

The Trust is a discretionary trust for the benefit of employees and executi
directors of the Company. Each executive director of the Company, as a pote
beneficiary of the Trust, is deemed to have an interest in the shares acqui
by the Trust. The directors in questions are: P A Clarke, A T Higginson, T
Leahy, T J R Mason, D T Potts, R W P Brasher.

Enquiries: J Lloyd
Deputy Secretary
Tesco PLC
Tel: 01992 644608